                                                                  Rule 424(b)(3)
                                                  Registration Number 333-116595

STICKER TO PROSPECTUS

The prospectus for Lease Equity Appreciation Fund II, L.P. consists of this sticker, the prospectus which is dated December 22, 2004, and Supplement No. 1 dated October 26, 2005.

The supplement describes the status of the offering and a credit facility we entered into to provide borrowed funds for our use in connection with our equipment acquisitions. The supplement also contains updated Prior Performance Tables for Lease Equity Appreciation Fund I, L.P., an offering which our general partner completed on August 15, 2004.

    THIS SUPPLEMENT FORMS A PART OF, AND MUST BE ACCOMPANIED OR PRECEDED BY,
                                 THE PROSPECTUS.

                                                                  Rule 424(b)(3)
                                                  Registration Number 333-116595


                     LEASE EQUITY APPRECIATION FUND II, L.P.

                                Supplement No. 1
                                     to the
                       Prospectus dated December 22, 2004

                                October 26, 2005

SUMMARY

We are providing you with this supplement to update and revise the prospectus. This supplement forms a part of, and must be accompanied or preceded by, the prospectus.

The primary purposes of this supplement are to:

        o   describe the current status of the offering;

        o describe a credit facility we entered into to provide borrowed funds for our use in connection with our equipment acquisitions; and

        o update the prior performance information for Lease Equity Appreciation Fund I, L.P.

You should carefully review the prospectus and this supplement before subscribing for units.

STATUS OF THE OFFERING
----------------------

On April 14, 2005, we satisfied the minimum offering requirements and commenced operations.

As of September 30, 2005, we have sold 84,365.945 units, including units sold through reinvestment of distributions. This resulted in gross offering proceeds of $8,415,628.

CREDIT FACILITY
On June 22, 2005, we, as seller, and our wholly-owned subsidiary, LEAF Fund II, LLC, as borrower, entered into a Secured Loan Agreement with WestLB AG, New York Branch, as lender, and U.S. Bank National Association, as collateral agent and securities intermediary. The Secured Loan Agreement has the effect of providing us, as the parent of the borrower, with a revolving line of credit with an aggregate borrowing limit of $75 million collateralized by specific lease receivables and related equipment, with a 1% credit reserve of the outstanding line of credit. Interest on this facility is calculated at LIBOR plus 1.10% per annum. To mitigate fluctuations in interest rates we will enter into interest rate swap agreements to fix the interest rate on this facility at the time of each borrowing. Interest and principal are due monthly as payments are received under the financings. The line of credit is renewable for one year periods on June 22, 2006, 2007 and 2008. Since certain equipment lease or financing contracts which our subsidiary acquired from us serve as collateral for borrowings under the Secured Loan Agreement, our general partner, LEAF Financial Corporation, as servicer of the contracts, and its wholly-owned subsidiary, LEAF Funding, Inc., as originator of the contracts, were also parties to the Secured Loan Agreement.

PRIOR PERFORMANCE TABLES

The following Tables I, II and III, which are unaudited, provide certain updated information as of the date of the tables concerning Lease Equity Appreciation Fund I, L.P. ("LEAF I"), a prior public equipment leasing program which was sponsored beginning in 2002 by LEAF Asset Management, Inc., which formerly was a subsidiary of our general partner, but was merged into our general partner, LEAF Financial, in June 2004.

Buying a unit in us will not give you any ownership interest in LEAF I, and you should not assume that you will experience investment results or returns, if any, comparable to those of investors in LEAF I.

                                     TABLE I
                    EXPERIENCE IN RAISING AND INVESTING FUNDS

The following table sets forth certain information, as of June 30, 2005, concerning the experience of LEAF Asset Management, which was merged into our general partner, LEAF Financial, in June 2004, in raising and investing limited partners' funds in Lease Equity Appreciation Fund I, L.P.

Dollar amount offered...................................................................      $50,000,000
                                                                                              ===========
Dollar amount raised....................................................................      $17,060,774       100.00%
Less: Offering expenses
     Sales commissions..................................................................       $1,284,700         7.53%
     Underwriting fees..................................................................         $320,727         1.88%
Less: Organization and offering expenses paid to general partner or its affiliates......         $511,688         3.00%

Net offering proceeds...................................................................      $14,943,659
Less: Reserves..........................................................................         $298,782         1.75%
                                                                                                 --------         -----
Offering proceeds available for investment..............................................      $14,644,877        85.84%
                                                                                              ===========
Debt proceeds...........................................................................     $166,236,956
                                                                                             ============
Total equipment acquired................................................................     $122,821,881
                                                                                             ============
Acquisition fees paid to general partner................................................       $2,416,195
                                                                                               ==========

Equipment acquisition cost as a percentage of amount raised:
Purchase price..........................................................................          719.91%
Acquisition fees paid to general partner................................................           14.16%
Percent invested........................................................................           85.84%
Percent leverage........................................................................           90.69%
Date offering commenced.................................................................       08/15/2002
Maximum offering period (in months).....................................................               24
Actual offering period (in months)......................................................               24
Months to invest 90% of amount available for investment.................................               14

Past performance is not necessarily indicative of future performance.






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

                                    TABLE II
               COMPENSATION TO OUR GENERAL PARTNER AND AFFILIATES

The following table sets forth certain information, as of June 30, 2005 concerning the compensation derived from Lease Equity Appreciation Fund I, L.P. by its general partner, which was LEAF Asset Management until that company was merged into our general partner, LEAF Financial, in June 2004, and its affiliates. Also, all amounts presented are cumulative from August 15, 2002 to June 30, 2005.

Date offering commenced.............................................................................             8/15/2002
Date offering closed................................................................................             8/15/2004
Dollar amount raised................................................................................           $17,060,774
                                                                                                               ===========
                           The following information is as of June 30, 2005
Amounts paid to general partner and its affiliates from proceeds of the offering:
    Underwriting commissions........................................................................              $320,727
                                                                                                                  ========
    Organization and offering expense reimbursements................................................              $511,688
                                                                                                                  ========
    Acquisition fees................................................................................            $2,416,195
                                                                                                                ==========
Dollar amount of cash generated from operations before deducting payments/accruals to general
  partner and affiliates............................................................................            $6,216,881
                                                                                                                ==========
Amounts paid or accrued to general partner and its affiliates from operations:
    Management fee..................................................................................            $  835,232
                                                                                                                ==========
    Administrative expense reimbursements...........................................................            $1,424,952
                                                                                                                ==========

Past performance is not necessarily indicative of future performance.

                                    TABLE III
                   Operating Results of Prior Public Programs

The following table summarizes the operating results of Lease Equity Appreciation Fund I, L.P. for the Six Months Ended June 30, 2005 and the Years Ending December 31, 2003 and 2004. The program's records are maintained in accordance with Generally Accepted Accounting Principles ("GAAP") for financial statement purposes. No results are shown for 2002, because the program did not conduct any activities, other than holding an escrow account for subscription proceeds, until it achieved its minimum required offering proceeds in March, 2003.

Revenues                                                                                      6/30/2005        2004           2003
                                                                                             ----------     ---------      ---------
     Net gain (loss) on sales or remarketing of equipment.................................      (5,405)        60,764       (10,206)
     Gross revenue........................................................................   3,654,408      3,476,359       983,261

Less:
Interest expense..........................................................................  (2,073,131)    (1,873,986)     (321,472)
     Depreciation expense.................................................................    (418,688)      (342,865)     (174,021)
     Management fees - general partner....................................................    (378,339)      (383,798)      (73,095)
     Administrative expense reimbursement - general partner...............................    (347,787)      (482,180)     (594,985)
     General and administrative...........................................................    (257,360)      (309,040)     (200,767)
     Provision for (reversal of) bad debts (2)............................................    (553,235)      (394,928)       (5,000)
Net (loss) income - GAAP..................................................................    (379,537)      (249,674)     (396,285)
                                                                                           ===========    ===========   ===========
Net (loss) income - GAAP - allocable to limited partners..................................    (375,742)      (247,177)     (392,322)
Taxable income (loss) from operations (1)(3)..............................................                 (2,183,140)     (156,915)
Cash provided by (used in) operating activities...........................................    (347,194)     2,189,315      (734,969)
Cash used in investing activities......................................................... (38,570,527)   (30,867,192)  (24,713,077)
Cash provided by financing activities.....................................................  40,707,940     30,936,111    26,957,183
Cash generated from operations, sales, and refinancing....................................   1,790,219      2,258,234     1,509,137
                                                                                           -----------    -----------   -----------
Less:
     Cash distributions to investors from operations, sales and refinancing...............     685,111        967,980       474,950
     Cash distributions to general partner from operations, sales and refinancing.........       6,920          9,768         4,794
                                                                                           -----------    -----------   -----------
     Cash generated from (used by) operations, sales and refinancing after cash
       distributions......................................................................   1,098,188      1,280,486     1,029,393

Tax data and distributions per $1,000 limited partner investment                                    (3)
Federal income tax results:
     Taxable income from operations (1)(3)................................................          --         (2,183)         (157)
Cash distributions to investors...........................................................         685            978           480
     Source (on GAAP basis)
          Return of capital...............................................................         685            978           480
     Source (on cash basis)
          Operations......................................................................          --             --            --
          Sales...........................................................................          --             --            --
          Refinancing.....................................................................          --             --            --
          Other...........................................................................         685            978           480

Weighted average number of limited partnership ($100) units outstanding...................     171,746        137,000        61,149

---------------------------
     (1) The difference between Net income - GAAP and Taxable income from operations is because of different methods of calculating depreciation and amortization, the use of the reserve method for providing for possible doubtful accounts under GAAP, and different methods of recognizing revenue on Direct Finance Leases.
     (2) The Partnership records a provision for bad debts to provide for estimated credit losses in the portfolio. This policy is based on an analysis of the aging of the Partnership's portfolio, a review of the non-performing receivables and leases, prior collection experience and historical loss experience.
     (3) Taxable income is not calculated on an interim basis, only at the end of a year.

Past performance is not necessarily indicative of future performance.




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